The Providence Service Corporation

5524 East Fourth Street

Tucson, AZ 85711

September 14, 2006

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Tia Jenkins, Senior Assistant Chief Accountant

Re:	The Providence Service Corporation

Form 10-K filed March 16, 2006

File No. 000-50364

Dear Ms. Jenkins:

This letter represents The Providence Service Corporation’s (“Registrant”, “We”, “Our” or similar pronouns) response to your comment letter dated August 14, 2006 (“Comment Letter”) to Form 10-K, filed by us on March 16, 2006 (“Form 10-K”), SEC file number 000-50364.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant also acknowledges that Staff comments or changes in response to Staff comments in the proposed disclosure in the documents filed pursuant to the Securities Exchange Act of 1934 and reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that Staff comments may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2005 filed March 16, 2006

Management’s report on internal control over financial reporting, page 57

Staff Comment

1.	Please revise the financial data of the acquired entities to be consistent with the amounts recorded under SFAS 141 as disclosed in Note 4, or tell us why you believe that no revisions are required.

Registrant Response

The financial data of the acquired entities set forth in management’s report on internal control over financial reporting on page 57 of our Form 10-K reflects the assets and liabilities of the acquired entities that were excluded for scoping purposes related to our assessment of internal control over financial reporting. The amounts recorded under SFAS 141 as disclosed in Note 4 include the intangible assets that were included in our assessment of internal control over financial reporting. Therefore, we believe the financial data of the acquired entities as disclosed in management’s report on internal control over financial reporting accurately reflects the significance of the assets and liabilities of these entities (excluded from our assessment of internal control over financial reporting) to our consolidated financial statements and is consistent with the Commission’s response to questions regarding the interpretation of Release No. 34-47986.

Consolidated Statement of Operations, page 63

Staff Comment

2.	We note that you recognize revenue by providing three types of services. Your current presentation does not appear to comply with Rule 5-03 (b) of Regulation S-X. Please revise to state separately your cost of revenue for each significant revenue stream on the face of the statements of operations or tell us why a revision is not required. Please ensure your policies for revenue and cost recognition appropriately identify the nature and components of cost of revenue relating to each category of revenue. Revise your discussions in MD&A accordingly.

Registrant Response

Rule 5-03 (b)(1) of Regulation S-X requires registrants to separately state income that is material and is derived from more than one of the following subcaptions: (a) net sales of tangible products; (b) operating revenues of public utilities or others; (c) income from rentals; (d) revenues from services; and (e) other revenues. Likewise, Rule 5-03 (b)(2) of Regulation S-X requires registrants to separately state the costs to generate these revenues. Since all of our revenues are derived from services, we believe our presentation of revenues and expenses complies with Rule 5-03 (b)(1) and (2) of Regulation S-X and that our policies for revenue and cost recognition appropriately identify the nature and components of the cost of our services. We present the detail of our service revenues to users of our financial statements for informational purposes as we use this information to analyze and manage our operations. In addition, we do not allocate direct costs and expenses to each significant service revenue stream as many of our operating personnel, which represent the majority of the cost of our services, perform services across service lines.

Notes to Financial Statements

Revenue Recognition, page 69

Staff Comment

3.	We note your disclosure that you recognized approximately $2.3 million in excess of the contract amount for the six months of the contract term. The Staff believes that, provided all other revenue recognition criteria are met, service revenue should be recognized on a straight-line basis, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern, over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer. Since the contract term is for a year, there are no contractual limits to the services provided and since you are at risk if costs of providing necessary services exceed the associated reimbursement, it might appear that the excess contract revenue should be deferred until you fulfill your contractual obligations. Please tell us how you fulfilled your contract obligations and how the recognition of the excess contract amount is appropriate. Please provide a detailed discussion on how you met the revenue recognition criteria outlined in SAB 104.

Registrant Response

SAB 104 sets forth the Staff’s interpretation of revenue recognition by suggesting that revenue is realized or realizable and earned when: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured.

Persuasive evidence of an arrangement exists

Our annual block purchase agreement, or Agreement, with The Community Partnership of Southern Arizona, referred to as CPSA, specifies that we are to provide or arrange for behavioral health services to certain eligible populations of beneficiaries as defined in the Agreement over the term of the Agreement, which is incorporated herein by reference to Exhibit 10.8 of our Form 10-K. We must provide a full range of behavioral health clinical, case management, therapeutic and administrative services. There is no contractual limit to the number of eligible beneficiaries that may be assigned to us, or a specified limit to the level of services that may be provided to these beneficiaries. The contractual amount set forth in the Agreement represents an estimate of the total annual compensation we may receive for services rendered under the Agreement. We recognize revenue based upon service encounter levels, which is representative of the actual services rendered at standard rates per The CPSA Authorized Service Matrix.

Delivery has occurred or services have been rendered

As we perform services, those services are measured and recorded as service encounter revenue in accordance with the Agreement. We are required to regularly submit service encounters to CPSA electronically. On an on-going basis and at the end of CPSA’s June 30 fiscal year, CPSA is obligated to monitor the level of service encounters, and perform reviews of our operational data and services.

The seller’s price to the buyer is fixed or determinable

Under the Agreement, our service encounter value (based on the type and duration of services provided multiplied by the associated rate as set forth in The CPSA Authorized Service Matrix) must equal or exceed 90% of the revenue recognized. The remaining 10% of revenue recognized each reporting period represents payment for network overhead administrative costs incurred in order to fulfill our obligations under the Agreement. Administrative costs include, but are not limited to, intake services, clinical liaison oversight for each behavioral health recipient, cultural liaisons, financial assessments and screening, data processing and information systems, staff training, quality and utilization management functions, coordination of care and subcontract administration.

If our service encounter value exceeds 90% of the contract payment amount, we recognize revenue equal to the amount that yields a ratio of the service encounter value to revenue of 90%, and only if collection of any additional revenue over the contractual amount is considered to be probable. CPSA has a history of making additional payments to us beyond the stated contractual amounts as provided for under the “Special Terms” section of the Agreement. In addition, CPSA has not reduced, withheld, or suspended any payments and we believe our encounter data is sufficient to have earned all amounts recorded as revenue under the Agreement.

If our service encounter value is under 90% of the contract payment amount, CPSA has the right to withhold or otherwise recoup funds paid to us. In this case, we recognize revenue equal to the service encounter value plus the administrative component and defer revenue for any excess amounts received such that the ratio of service encounter value to revenue recognized equals 90%. We are required to submit all of our service encounters for all services provided by us under the Agreement.

Collectibility is reasonably assured

For the contract year ended June 30, 2006 our service encounter value exceeded the contract amount paid to us. As a result, the amount of revenue recognized under the Agreement in excess of the contract amount was approximately $4.2 million which was equal to the amount that yielded a ratio of the service encounter value to revenue of 90%. We believe the total excess amount is collectible based on CPSA’s history of making supplemental payments to us. For the quarterly period ended June 30, 2006, we received $500,000 in supplemental payments and we expect to collect the remaining balance once our service encounters are processed and accepted by CPSA for the contract year ended June 30, 2006.

Note 1 – Segment disclosures, page 75

Staff Comment

4.	We note your disclosure that all of the operating companies have been aggregated into one operating segment. Considering the varied businesses and services provided it is not clear how the segments are similar and how you arrived at this conclusion. Please tell us why you believe the businesses have similar economic characteristics and how each of the criteria for aggregation under paragraph 17 of SFAS 131 are met. Provide data to support your conclusion that the various businesses exhibit similar long-term financial performance and have similar economic characteristics, and tell us how you evaluated the effects of the various acquisitions consummated over the past several years. We may have additional comments after reviewing your responses.

Registrant Response

Paragraph 17 of SFAS 131 (as amended), indicates that operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of SFAS 131, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

•	The nature of the products and services

•	The nature of the production processes

•	The type or class of customer for their products and services

•	The methods used to distribute their products or provide their services

•	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Background and analysis

Our company is made up of several small operating companies who serve localized markets in the states in which we operate. Payer relationships and local company name recognition and reputation are very important in each market we serve. We do not do business under one common name. We tend to have a separate operating company in each state that we operate and, in most cases, each operating company has a distinct name, separate incorporation status and employer identification number. While we may do business under separate names, we operate in each state using a common business and service delivery model. Our operational goal is to deliver as many services as possible in each state. We do not have product line managers due to the similarity and integration of our service model.

The nature of our operations and services is similar in that we provide social services to individuals who qualify for various types of government benefits. Our services are usually provided face-to-face with a client in his or her own community setting, whether in the client’s home, school, or place they currently reside such as an in-patient facility.

The function of the chief operating decision maker in our company is performed by our chief operating officer (COO). The COO works with regional and/or other personnel including state directors in the daily monitoring of the business. The COO reports to our Chief Executive Officer and our board of directors.

Our COO regularly reviews the following:

•	Consolidated financial statements,

•	Separate condensed financial statements of the individual operating locations,

•	Monthly non-financial statistical information,

•	Productivity reports, and

•	Payroll reports.

Nature of services

We provide an array of social services which include behavioral monitoring services, case management services, community based surveillance, home based counseling, network management, parent education, prevention services, school based services, substance abuse, therapeutic foster care, therapeutic mentoring, violence prevention, virtual residential programs, drug court treatment, and most recently, in-home tutoring services. We have no inventory or production processes.

Methods used to provide services

Our services are similar in many respects. Virtually all of our social services are provided by personnel who have a bachelors or masters degree in social work. The services are mostly delivered in a non-institutional setting and we consider our services to be a cost beneficial alternative to higher cost institutional programs. Our services are usually provided one-on-one or in small groups. The level of training to deliver our services is such that a degreed social worker can work across service lines with little incremental training. Our services are all designed to improve social and/or behavioral problems and clients may take advantage of multiple service offerings.

Class of customer

Our payers are local state and county governmental entities who establish the prices they are willing to pay for our services. The local governmental agencies unilaterally refer clients to us, and, thus, we do not decide which clients we see.

Our clients are typically of a lower socio-economic status and are all beneficiaries of government programs. As such, they are all referred to us through a state or local governmental entity or school system, or both. They cannot self refer. While we do provide adult programs in certain markets, most of our clients are children under the age of majority. Virtually all of our services are paid for by governmental entities and clients have no co-payment responsibilities.

Our future prospects depend upon individual state appropriations to our payers for behavioral health services. This is largely dependent upon the federal government appropriations to each state as Medicaid matching funds. Each state is in the same funding position, although the federal matching funds are dependent upon the number of Medicaid eligible people within each state.

Regulatory environment

Our services are typically subject to the Health Insurance Portability and Accountability Act, various state and federal illegal remuneration statutes, federal and state laws and regulations governing the ethics and practice of social work, state licensing requirements as well as various federal and state false claims acts. Since Medicaid is the source of funding for most services we provide, all laws and regulations applicable to Medicaid apply to us.

Economic characteristics

Our COO evaluates each of our operating companies based upon its actual operating results compared to its budgeted results for each month and for the year. Each year, our operating companies’ personnel prepare detailed budgets based upon their individual markets. These markets are payer driven and the company responds to payer requests for services on a site-by-site and contract-by-contract basis. Budgets also contemplate detailed labor and benefit costs as these components make up a majority of the company’s operating expenses.

We do not provide services in any jurisdiction unless we first contract with a governmental entity. Most of our services are delivered under a contractual arrangement with each payer and the payer’s funding appropriation for our services is usually known in advance of contracting with us. This makes for a predictable revenue stream for the contract term, typically one year, and our budgeting process contemplates the staffing requirements necessary to service these annual revenue streams.

Operating exclusively as a governmental contractor, we are usually subject to a tolerable range of operating margins applied to us by our payers and in many instances, we are required to submit periodic cost reports and other information to our payers concerning our financial results. Over time, we expect that our operating companies will achieve long term operating contribution margins of approximately 15% based on our current book of business and historical financial results.

We consider some of our markets as immature either because we have begun start-up operations in those states by winning a contract, or have strategically acquired companies in a particular market because we believe we can significantly expand their service offerings either geographically or by introducing additional services.

Effects of acquisitions

Our acquisition strategy focuses on acquiring incumbent social services providers in new markets. Governmental contracting usually requires a substantial lead time and incumbent providers of our services do not usually lose their contracts unless there is a unique circumstance. We generally price our acquisitions as a multiple of earnings before income tax, depreciation and amortization and our long term expectations are that our acquired entities will gravitate to an operating performance standard similar to our legacy businesses by operating under our standard business model and under existing field management staff.

Conclusion

We operate in 28 segments due solely to the numerous discrete financial statements prepared for our separate subsidiaries. However, for purposes of applying SFAS 131, we believe our segments meet the criteria for aggregation in to one reporting segment under the criteria set forth in paragraph 17 of SFAS 131 as they have similar long-term economic characteristics.

Note 4 – Acquisitions, page 76

Staff Comment

5.	We note your acquisition of Maple Services LLC and Maple Star Nevada (collectively “Maple”) in June 2005. Please tell us how you evaluated the significance of this acquisition under Item 2.01 of Form 8-K and Rule 11-01(b) of Regulation S-X. Provide all supporting calculations. We may have additional comments after reviewing your response.

Registrant Response

Item 2.01 of Form 8-K requires registrants to evaluate the significance of an acquired business using the guidelines set forth in Rule 11-01(b) of Regulation S-X. Under Rule 11-01(b) of Regulation S-X, a business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant’s most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary.

To evaluate the significance of Maple, we compared the most recent annual financial statements of Maple to our most recent annual consolidated financial statements filed as follows:

•	We acquired all of the equity interest in Maple on August 22, 2005 in exchange for cash of $8.4 million. In addition, we may be obligated to pay an additional amount up to $2.0 million under an earn out provision as such term is defined in the purchase agreement. Our investment in the equity interest of Maple of $8.4 million plus the contingent consideration of $2.0 million represented approximately 13.7% of our total assets at December 31, 2004 calculated as follows (dollars in thousands):

Purchase price including contingent consideration	$10,400

Divided by:
Registrant’s total assets at December 31, 2004	$75,921

Significance of the investment in Maple to the Registrant’s total assets at December 31, 2004	13.7%

•	Maple’s total assets at December 31, 2004 represented approximately 4.6% of our total assets at December 31, 2004 calculated as follows (dollars in thousands):

Maple’s total assets at December 31, 2004	$3,458

Divided by:
Registrant’s total assets at December 31, 2004	$75,921

Significance of Maple’s total assets to the Registrant’s total assets at December 31, 2004	4.6%

•	Maple’s income before income taxes for the year ended December 31, 2004 represented approximately 2.2% of our income before taxes for the year ended December 31, 2004 calculated as follows (dollars in thousands):

Maple’s income before income taxes for the year ended December 31, 2004	$250

Divided by:
Registrant’s income before income taxes for the year ended December 31, 2004	$11,320

Significance of Maple’s income before income taxes to the Registrant’s income before income taxes for the year ended December 31, 2004	2.2%

Based on the above evaluation of the significance of Maple, we determined that Maple did not meet the conditions set forth in Rule 11-01(b) of Regulation S-X for Maple to be considered a significant subsidiary for purposes of filing Maple’s financial statements and pro forma financial information as required by Item 9.01 of Form 8-K.

Note 11 – Stock option and incentive plans, page 88

Staff Comment

6.	We note that you have accelerated the vesting dates of all unvested options. It appears that such modification has been accounted for in accordance with Illustration 3(a) of FIN 44. Please disclose the total intrinsic value measured on the date of modification. In addition, disclose the fact that additional compensation expense will be required to be recorded in the event that your forfeiture rate assumptions differ from the actual results. Also, consider whether disclosure regarding a known trend, event or uncertainty is required in MD&A relating to the contingent compensation expense that will be required to be recognized in the event that the actual forfeiture rates exceed your estimates.

Registrant Response

The total intrinsic value measured on December 29, 2005, the date of modification, related to approximately 653,000 option shares outstanding was approximately $4.2 million. It is noted that the total intrinsic value measured on the date of modification is not one of the modified terms required to be disclosed by SAB 107. In addition, the total intrinsic value on December 29, 2005 related to the option shares noted above can be approximated by taking the difference between the closing market price of our common stock on the date of modification and the weighted-average exercise price per share (disclosed in Note 11 on page 88 of our Form 10-K) and multiplying the difference by 653,000 option shares outstanding on the date of modification.

We believe that we will not have any additional expense in future periods related to the acceleration of the vesting dates of all unvested options on December 29, 2005 in the event that our forfeiture rate assumptions differ from the actual results because we are no longer required to follow the provisions of APB Opinion No. 25 or FIN 44. Effective January 1, 2006, we adopted the provisions of SFAS 123(R) (which supersedes APB Opinion No. 25 and FIN 44) to account for stock based compensation. Further, since the modification of all fixed stock options occurred prior to adopting SFAS 123(R) on January 1, 2006, we believe there is no contingent compensation expense to disclose or record in the event that actual forfeiture rates exceed our estimates.

Staff Comment

7.	We note that you granted 20,000 options to a consultant and recorded compensation expense of $52,000. Please tell us how you determined that the valuation of this option grant was $2.60 per share. Based on your disclosure on page 88, we note that the exercise price of this option grant appears to be $28.50 per share. Disclose the methodology used and the valuation assumptions utilized. We may have additional comments after reviewing your response.

Registrant Response

We determined that the fair value per share of 20,000 option shares granted to a consultant on November 15, 2005 was $9.29 related to 5,000 option shares that immediately vested on that day and $9.85 related to the remaining 15,000 option shares valued on December 29, 2005 (the date of modification) using the Black-Scholes-Merton option-pricing formula assuming an expected life of five years, stock price volatility of 34.4%, risk-free interest rate of 1.5% and a dividend yield of 0.0%. The expected lives of options for the year ended December 31, 2005 were based on an average of the contractual terms and vesting periods, and historical data. The expected stock price volatility was based on the Company’s historical data.

We recorded compensation expense of approximately $190,000 related to 20,000 option shares granted to a consultant for the year ended December 31, 2005 which was calculated as follows:

	# of Shares	Fair Value per Share	Total Fair Value
Shares immediately vested on date of grant	5,000	$9.29	$46,450
Shares vested from date of grant to date of modification (i.e. acceleration)	630	$9.85	$6,205
Shares subject to acceleration	14,370	$9.85	$141,545

Total stock options granted to consultant	20,000		$194,200

We previously disclosed all stock based compensation related to the acceleration of all outstanding stock options in the aggregate of approximately $549,000 (including approximately $140,000 related to the acceleration of 14,370 stock options granted to the consultant noted above) and stock based compensation related to the grant of 20,000 options to the consultant of approximately $52,000 (related to 5,630 option shares of the 20,000 total option shares granted to the consultant that vested prior to December 29, 2005 or the date of modification) for the year ended December 31, 2005. We believe that the expense amount related to the options granted to the consultant is not material. Therefore, we believe a revision of our disclosure to separately disclose that portion of the total stock based compensation recognized for the year ended December 31, 2005 pursuant to the acceleration of all outstanding options related to 20,000 option shares granted to the consultant of approximately $140,000 (calculated above) is not necessary to better understand our financial position and results of operations for the year ended December 31, 2005 in light of the circumstances.

During the second quarter ended June 30, 2006, we noted that the risk-free interest rate we used to value to the stock options granted to the consultant during 2005 of 1.5% was not consistent with our disclosure of the risk-free interest rate of 4.1% for valuations of stock options completed in 2005. Our valuation of the stock options granted to the consultant if we had used the risk-free interest rate of 4.1% would have resulted in additional stock based compensation expense of approximately $27,000 for a total of approximately $213,000 (instead of approximately $190,000) for the year ended December 31, 2005. The additional stock based compensation expense of approximately $27,000 was subsequently recognized in the quarterly period ended June 30, 2006.

Staff Comment

8.	Please tell us why the options granted to the consultant were included in your disclosure regarding the acceleration of all outstanding options on page 88. Since the options were granted to a non-employee, the provisions of Illustration 3(a) of FIN 44 would not appear to be applicable. Tell us how you applied EITF 96-18 in accounting for the non-employee options at the date of issuance and at each subsequent vesting date.

Registrant Response

We included the options granted to the consultant in our disclosure regarding the acceleration of all outstanding options under Note 11 on page 88 of our Form 10-K to simply disclose the number of shares issuable under accelerated options. The options granted to the consultant were not included in the calculation of stock based compensation under the provisions of Illustration 3(a) of FIN 44.

EITF 96-18 addresses transactions in which equity instruments are issued in exchange for the receipt of goods or services that may involve a contemporaneous exchange of the equity instruments for goods or services or an exchange that spans several financial reporting periods when the counterparty to the transaction is other than an employee. We applied EITF 96-18 in accounting for the non-employee options at the date of grant and at each subsequent financial statement date as the fair value of the stock options granted were more reliably measurable than the fair value of the services received from the counterparty and the counterparty received stock options in settlement of the portion of the transaction for which the stock options constituted the consideration.

Generally, depending on the terms of the transaction under which we grant equity instruments to a non-employee in exchange for goods or services, we determine the measurement date to be the date at which a commitment for performance by the counterparty to earn the equity instruments is reached. In the case of the 20,000 options granted to a consultant disclosed in our Form 10-K we determined the measurement date for calculating the fair value of the previously unvested stock options granted to be December 29, 2005, which is the date the options vested and the date at which the counterparty’s performance is complete. The options were 10 year options with an exercise price equal to the closing market price of our common stock on the measurement date that vest 25% immediately upon grant and 25% each year for three years from the date of grant. The fair value of these options and the associated stock based compensation recognized was determined as set forth in the Registrant Response to Staff Comment number 7 above.

Staff Comment

9.	We note your disclosure in page 89 that on December 6, 2005 you awarded options to non employee Directors and executive officers. Based on your disclosure, it appears that this action was taken in contemplation of the adoption of SFAS 123(R). Accordingly, please disclose the fair value of these awards on the date of the grant and the amount of compensation expense that would have recognized if the awards had been granted after the effective date of SFAS 123(R).

Registrant Response

The fair value per share of the stock options awarded to non-employee Directors and executive officers on the date of grant was approximately $9.29 and was based on the methodology and assumptions noted in the Registrant Response to Staff Comment number 7 above. The amount of stock based compensation that would have been recognized if the awards had been granted after the effective date of SFAS 123(R) related to stock options awarded to non-employee Directors and executive officers was included in the disclosure of our estimate of total stock based compensation we expect to avoid in 2006, 2007 and 2008 on page 88 of our Form 10-K.

If you have any questions, please contact the undersigned at (520) 747-6600.

Very truly yours,

/s/ Michael N. Deitch
Michael N. Deitch
Chief Financial Officer